U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2015

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended June 30, 2015 and to discuss its recent corporate developments.

DEHAIER MEDICAL SYSTEMS LIMITED

FORM 6-K

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Special Note Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements regarding the capabilities and capacities of our business operations;

•	statements of expected future economic performance; and

•	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. In this report, the terms “we,” “the Company” and “our” refer to Dehaier Medical Systems Limited, a British Virgin Islands company (“Dehaier”), Beijing Dehaier Technology Company Limited, our variable interest entity in the People’s Republic of China (“BTL”) and Beijing Dehaier Medical Technology Company Limited, our operating subsidiary in the People’s Republic of China (“BDL”). This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

This section should be read together with the condensed consolidated financial statements and related notes thereto attached as an exhibit to this report on Form 6-K.

Overview

Our company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to Obstructive Sleep Apnea Syndrome (“OSAS”) since 2010.

We design, develop and market our own branded medical products and medical components. Since we do not operate any fully scaled manufacturing facilities, we contract some of the medical components to outside manufacturers in China. Most of our branded products require light assembly by us before distribution.

We also distribute medical products designed and manufactured by other companies. We broaden our product portfolio through distribution agreements with international manufacturers, and most of the products we distribute are imported. Our distribution offerings are mostly medical equipment used in the operating room, the intensive care unit (“ICU”) and the emergency room.

While we sell our products primarily through distributors, we also make direct sales to hospitals, clinics and government health bureaus. We continue to further our market reach by introducing newer and more advanced product lines that address different end-user needs.

 We continue to strategically reduce our sales of traditional medical equipment, and to fully realize our business focus shift from traditional medical equipment distribution to the market exploration of medical products and service basing on technology of mobile internet, including comprehensive sleep respiratory solution for OSAS, patient care management, and hospital Wi-Fi solutions.

Recent Business Developments

•	In January 2015, the Company’s sleep respiratory solution systems had been adopted by Ciming Aoya Hospital, a subsidiary of Ciming Health Checkup Management Group Co. Ltd. Established in 2004, Ciming Group is one of the three largest physical examination chains in China and provides comprehensive screening, diagnostic, treatment, and health management services for nearly two million people each year through its 83 subsidiaries and affiliates and over 100 third party cooperative organizations across China.

•	In January 2015, the Company’s representatives participated in the Jiangxi Sleep and Health Forum (the “Jiangxi Sleep Forum”) to promote the Company’s wearable sleep respiratory products and solutions. The Company’s wearable sleep respiratory solution systems were featured at the Jiangxi Sleep Forum and gathered positive reviews from attending sleep experts from leading hospitals including the Departments of Neurology and Cardiology of the Second Affiliated Hospital of Nanchang University (SAHNU) and the Affiliated Hospital of Jiujiang College. The Jiangxi Sleep Forum provided us with an important venue to showcase our wearable sleep respiratory product systems and helped to accelerate our penetration into the Jiangxi market.

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•	In February 2015, the Company signed a strategic cooperation agreement with the Clinical Sleep Medicine Center of the Air Force General Hospital (the “Hospital”) to cooperate on sleep-related clinical research studies, sleep disease diagnosis and treatment, technology and equipment clinical tests, as well as public education and a sleep disorder awareness campaign. Established in October 1956 in Beijing, the Air Force General Hospital is one of the leading hospitals in China and an early adopter of Dehaier’s wearable sleep respiratory solution systems as well. We hope that cooperation with the hospital will accelerate our efforts in advancing sleep disorder clinical research, diagnostic system development and data analytics as well as promoting awareness of sleep disorders among the general population.

•	In May 2015, the Company’s sleep respiratory solution systems were adopted by Sonqao Health Checkup Institution (“Sonqao”), an emerging physical examination chain that provides comprehensive physical check-up and personalized health management services to over 200,000 patients annually through its three state-of-the-art physical examination centers in Beijing and Inner Mongolia. Pursuant to an agreement executed earlier this month between our agent and Sonqao, Dehaier will provide its sleep respiratory solution systems, including related data transmission working stations, cloud-based diagnostic and analysis software, watch-sized sleep diagnostic and monitoring devices and disposable photo plethysmography (PPG) sensors, to meet the demand for OSAS diagnosis and treatment at Sonqao’s three physical examination centers.

Growth Strategies

We plan to continue developing our sleep respiratory business by marketing and expanding the OSAS diagnosis, CPAP products, and post-treatment evaluation services in different domestic public hospitals and private medical examination centers leveraging our well-established distribution network resources.

We plan to establish an accurate, efficient and innovative sleep diagnostic system by developing advanced technologies and focusing on research and development of proprietary products. We will broaden and differentiate our target markets by cooperating with different types of medical institutions and individual customers across China. We plan to expand our product portfolio through continued investment in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners.

We plan to build our brand name domestically as both a distributor and a trusted partner by leveraging our relationships with healthcare professionals, agents and other downstream distributors, maintaining and expanding our customer base, promoting steady business growth and strengthening our network resources.

We will continue to expand into overseas markets and establish a distribution network, through distribution agreements, OEM partnerships and direct sales force efforts. We will build our brand name by actively participating in international trade shows and other marketing activities. To the extent we have adequate demand for our proprietary products in the American and European markets, we will continue seeking regulatory approvals to sell these products in the United States and Europe.

We also intend to take advantage of our established distribution network to grow sales revenues. By actively participating in state-level healthcare equipment procurement programs, we will continue to expand our key account business and build a higher level of contact and relationships with the government and other healthcare industrial insiders.

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Results of Operations

Overview

For the six months ended June 30, 2015 and 2014, our total revenues amounted to approximately $0.7 million and $6.28 million, respectively. For the first half of 2015, our company continued to strategically reduce our sales of traditional medical equipment, and continued to fully realize our business focus shift from traditional medical equipment distribution to the market exploration of medical products and services based on mobile technology, including comprehensive sleep respiratory solutions for OSAS, patient care management, and hospital Wi-Fi solutions.

Traditional medical equipment distribution has faced a very competitive market since 2014. To tackle such a market, we selectively reduced investment in traditional medical equipment distribution and intensified our efforts to launch our wearable solutions and products for OSAS in public hospitals and private physical examination centers throughout China, fully exploring our developed distribution channels. Steady progress has been made for our wearable diagnosis and analysis systems for OSAS in public hospitals and private physical examination centers throughout China.

Beginning in the fourth quarter of 2014, the company began establishing relationships with pilot hospitals to launch our wearable solutions and products for OSAS, driving the market growth in the regions around the pilot hospitals, which has helped push forward our strategic market expansion for public hospitals. Up until now, wearable diagnosis and analysis systems for OSAS have been successfully delivered to two-thirds of major hospitals throughout China. We plan to complete our pilot program covering all major hospitals in all provinces, cities and autonomous regions throughout China by the end of 2015. We aim to intensify usage of our system in those hospitals and other institutions where we have already successfully launched. Our business target has gradually expanded from sleep centers, respiratory departments, and E.N.T. departments to other hospital departments with strong demand for sleep monitoring including those accommodating patients seeking care (inpatient and outpatient) for key chronic diseases, such as hypertension, heart disease, diabetes, and strokes. According to the statistics on the patients seeking care for hypertension, heart disease, diabetes, and stroke in China, the number of discharged patients in 2013 alone was 16 million. Based on that, the company has targeted those patients at eight hundred of China’s 3-A-grade hospitals, providing them with sleep diagnostic services. We expect sleep disorder diagnosis capacity will continue to grow steadily for those patients.

We have also targeted the private physical examination centers market. Our wearable OSAS diagnosis and analysis system has successively been launched in the outpatient department of Ciming Aoya Hospital and Sonqao’s high-end physical examination center. The number of customers for sleep diagnostic services is growing larger and the products and services we provide have been well received. At the beginning of 2015, the company launched a series of test-runs of the wearable OSAS diagnosis and analysis system in IKang, Health 100, Lancare and other large private physical examination centers and health management chain institutions in Beijing and Shanghai. We expect to sign agreements with them after the test-runs are completed. The above mentioned three private physical examination centers that are testing our products together have 350 outpatient departments, and the number of customer amounts to 11 million annually in the aggregate. The company has now managed to cover most of their outpatient departments in Beijing and Shanghai.

In addition, the company is exploring the feasibility of cooperating with commercial health insurance companies in the development of sleep respiratory solutions; we expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis for their insureds. The company will continue to focus on sleep health with our comprehensive OSAS solution system, seeking to become the leading domestic product and service provider in this field.

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Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Because of our recent business focus shift from traditional medical equipment distribution to the market exploration of medical products and services based on mobile technology, we believe that historical period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Revenues

Product revenue

Our product revenue decreased by 88.86% from $6.28 million for the six months ended June 30, 2014 to $0.7 million for the six months ended June 30, 2015. In the first half of 2015, our sales growth decreased mainly due to the influence of increasingly challenging markets and the entrance of new competitors. We continued to reduce resources invested in our traditional medical device business and allocated additional resources to develop the sleep respiratory business as we further restructured our business development strategies. During the first half of 2015, our sleep respiratory business and hospital Wi-Fi system have registered substantial progress despite our sales revenue declining. Our management believes that our sleep respiratory business will become an important growth factor of the Company in the second half of 2015.

Service income

Our service income increased from $0.1 million in the six months ended June 30, 2014 to $0.24 million in the same period of 2015. The increase of the service income was mainly due to the after-sale repairing income in this period.

Costs of Revenue

Costs of revenue - product

Our costs of revenue decreased by 74.88% from $4.18 million for the six months ended June 30, 2014 to $1.05 million for the six months ended June 30, 2015. The decrease of our cost of revenues was in line with the decrease in revenue and was due to the gradual strategic reduction in parts of our traditional medical device business and sales of uncompetitive products, which is part of our strategic restructuring.

Service costs

Our service expenses increased from $0.01 million in the six months ended June 30, 2014 to $0.5 million in the same period of 2015. The increase of the service expense was mainly due to the after-sale repairing expense and the provision for inventory obsolescence in this period.

Gross Profit (Loss)

Our gross profit decreased from $2.1 million in the six months ended June 30, 2014 to a loss of $0.35 million in the same period of 2015. Generally, the gross profit margin decreased from 33.45% in 2014 to a gross loss with margin of 50.14% in the same period of 2015 due to the gradual reduction in parts of our traditional medical device business, and reduction in sales of uncompetitive products as part of our strategic restructuring, as well as the fixed costs related to depreciation and amortization. Our management believes the Company’s gross margin is likely to grow with the development of our sleep respiratory business over the near term.

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Operating Expenses

Our operating expenses increased by 127.08% from $2.16 million for the six months ended June 30, 2014 to $4.91 million for the six months ended June 30, 2015. The most significant components of our six months’ operating expenses are general and administrative expenses and selling expenses which are discussed below.

SG&A Expenses—General and Administrative Expenses, provisions for doubtful accounts and impairment losses relating to intangible assets and equipment

General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, stock based compensation and expenses associated with our research and development, registration of patent and intellectual property rights in China and abroad, fees and expenses of our outside advisers, including legal, audit and register expenses, expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

Our general and administration expenses increased by 157.13% from $1.61 million for six months ended June 30, 2014 to $4.13 million for the six months ended June 30, 2015, mainly due to the increase of professional service fees, stock based compensation, impairment losses relating to intangible assets and equipment, and the increase of provision for doubtful accounts.

Due to the influence of increasingly challenging markets and the entrance of new competitors, the sales scale of our traditional medical devices decreased. We have accrued provision for doubtful accounts, impairment loss for intangible assets and fixed assets of the traditional medical devices.

SG&A Expenses - Selling Expenses

Our selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, and costs associated with advertising and other marketing activities, and depreciation expenses related to equipment used for sales and marketing activities.

Our selling expenses increased by 39.65% from $0.55 million for the six months ended June 30, 2014 to $0.77 million for the six months ended June 30, 2015. The increase of selling expenses was mainly due to professional sales team building, academic meetings in the field of sleep respiratory and increases in market exploration.

Because of the Company’s shifting growth strategies, exploring new markets and increased attention to the sleep respiratory business, we believe selling expenses will increase in the future.

Operating Income (Loss)

As a result of the foregoing, we generated an operating loss of approximately $5.53 million in the six months ended June 30, 2015, compared to operating income of approximately $0.03 million in the same period of 2014. Operating income decreased significantly, mainly because of reduced revenues and increased selling, general and administrative expenses.

Taxation

Our income tax expense was approximately $0.41 million in the six months ended June 30, 2015, compared to an income tax expense of approximately $0.12 million in the same period of 2014, primarily due to the income tax provision to establish a valuation allowance against our deferred tax assets, because it is more likely than not that we will not be able to utilize them in the future.

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Change in fair value of warrants liability

The fair value of warrants liability decreased approximately $0.24 million in the six months ended June 30, 2015, compared to a decrease of approximately $1.53 million in the same period of 2014, primarily due to the change in our stock price and volatility which led to a further decrease in the fair value of our warrants liability.

Net Loss (Net Income)

Our net loss was approximately $5.77 million in the six months ended June 30, 2015, compared to net income of approximately $1.38 million in the six month period ended June 30, 2014, a decrease of 519.64%, mainly due to the decrease of revenues and increases in selling, general and administrative expenses.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2015, we had $346,626 in cash and cash equivalents. As of December 31, 2014, we had cash and cash equivalents of $1,727,763. Net cash decreased during the six months ended June 30, 2015 mainly due to the daily operating expenses. We believe that our currently available working capital of $22,537,608, including cash, should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months. To the extent we continue our strategic shift and intensify our market exploration in the sleep respiratory business, we will need to rely on a variety of sources of funding, including but not limited to operating cash and debt or equity financings.

Operating Activities

Net cash used in operating activities was $667,874 for the six months ended June 30, 2015, as compared to $376,924 provided by operating activities for the same period in 2014. The reasons for this change are mainly as follows:

(i)	For the six months ended June 30, 2015, inventories increased by $300,943, while in the same period of 2014, inventories increased by $1,986,022. This incremental increase in inventories was mainly due to the stored PPG sensors for the sleep respiratory business.
(ii)	For the six months ended June 30, 2015, change in fair value of warrants liability decreased by $239,644, a $1,527,835 decrease compared with the same period of 2014. This decrease in change in fair value of warrants liability is mainly due to the decrease in stock price and the increase in volatility.
(iii)	For the six months ended June 30, 2015, other receivables increased by $96,255, while in the same period of 2014, other receivables increased by $1,567,908. This incremental decrease in other receivables is mainly due to the expenditure of short-term borrowings, and contract deposits for large contracts.
(iv)	For the six months ended June 30, 2015, prepayment and other current assets decreased by $491,115, while in the same period of 2014, prepayment and other current assets decreased by $3,156,478. This difference was attributable to the reduction of traditional medical devices sales which lower the demand of traditional medical equipment procurement.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2015 was $752,389, compared to $4,726,762 for the same period of 2014. Net cash in the first half of 2015 was mainly used in the purchase of sleep respiratory diagnosis and analysis system and equipment. The decrease was mainly due to our stored sleep respiratory diagnosis and analysis system and equipment, which has been fully delivery to the hospital and medical examination center.

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Financing Activities

For the six months ended June 30, 2015, we repaid $2,437,500 of short-term borrowings and entered into two new short-term loan agreements for $2,434,500. The net amount provided by financing activities was $33,250 during the six months ended June 30, 2015, which is mainly due to the exercise of stock options, giving us proceeds of $36,250. For the six months ended June 30, 2014, we repaid $2,948,700 of short-term borrowings and entered into a new loan agreement for $2,944,700. The net cash proceeds received from issuance of common stock in February 2014, after deducting underwriter commission and other associated fees, were approximately $6,064,540. The net amount provided by financing activities was $6,059,840 for the six months ended June 30, 2014.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2015 and 2014(1)

(1)	Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

December 11, 2015	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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